J.P. Galda & Co.

Attorneys-at-Law

Three Westlakes

1055 Westlakes Drive, Suite 300

Berwyn, Pennsylvania 19312

Telephone (215) 815-1534

September 13, 2016

Via Email and EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention:	Suzanne Hayes, Assistant Division Director
Josh Samples and Erin Jaskot

Re:	Algae Dynamics Corp.
Registration Statement on Form S-1
Filed August 22, 2016
File No. 333-213230

Mesdames Hayes and Jaskot and Mr. Samples :

This firm acts as US corporate and securities counsel to Algae Dynamics Corp. (the “Registrant”) which has asked me to respond to comment numbers 1 and 2 in the Staff’s comment letter dated September 12, 2016 (the “Comment Letter”) relating to the above-captioned Registration Statement (the “Registration Statement”). Because these comments are fundamental to the potential revisions in the Registration Statement we are addressing these comments prior to filing an amendment to the Registration Statement. The numbered paragraphs below refer to the numbered comments in the Comment Letter.

1.	The staff has questioned whether the amendment to the Registrant’s equity line with RY Capital Group, LLC (“RY”) to assign the Registrant’s put rights to GHS Investments, LLC (“GHS”) was in compliance with the staff’s positions relating to equity lines in that, according to the Comment Letter, RY was not “irrevocably bound” to purchase the securities under the equity line. The RY equity line transaction was completed, at the latest, on February 18, 2016, and in compliance with all staff guidance the registration statement with respect to the RY equity line was declared effective on March 3, 2016. Under staff guidance, an investor is not irrevocably bound to purchase securities if it can avoid its obligations by transferring them to a third party. In fact, the RY equity line prohibited RY assigning its obligations and accordingly RY was in fact “irrevocably bound” to purchase the securities under the equity line.

In June 2016 the Registrant was approached by GHS regarding an equity line providing better terms than those offered by RY. The public float limits provided by the SEC accommodation for equity lines made acceptance of a second equity line impossible and accordingly the Registrant approached RY requesting that it assign its equity line through an assignment agreement prepared by the Registrant. The Staff Compliance and Disclosure Interpretations make clear that a party may still be “irrevocably bound” if its obligations to purchase the securities may be avoided by factors outside of the investor’s control. See Securities Act CD&I 139.20. The assignment of the purchase obligations to GHS was clearly outside of RY’s control and thus not inconsistent with CD&I 139.16. While no further assignment of the obligations of GHS are contemplated, the analysis above would also apply to the provisions of the Assignment Agreement among the Registrant, RY and GHS.

Reflecting the assignment of the registration rights associated with the put shares on August 16, 2016 the Registrant filed a Rule 424(b)(3) prospectus supplement reflecting an update to the selling securityholder table.

The Registration Statement does not attempt to register the securities under the equity line but merely consolidates the disclosure applicable to multiple registration statements under Rule 429.

2.	The Registrant has (or will shortly) issue the remaining shares to Trademasterpro.com LLC so the comment is accordingly not applicable.

Please get back to me as soon as applicable with your reaction to these responses so the Registrant can move forward accordingly.

Very truly yours,

J.P. Galda & Co.